UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

ANNIE’S, INC.

(Name of Subject Company (Issuer))

GENERAL MILLS, INC.

SANDY ACQUISITION CORPORATION

(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

03600T104

(CUSIP Number of Class of Securities)

Louis B. Lambert

Associate General Counsel

General Mills, Inc.

Number One General Mills Boulevard

Minneapolis, Minnesota 55426

(763) 764-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael A. Stanchfield

Jonathan L.H. Nygren

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 S. Seventh Street

Minneapolis, Minnesota 55402

(612) 766-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$837,066,416.00	$107,814.15

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 18,197,096 shares of common stock, $0.001 par value per share, of Annie’s, Inc. (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (representing (i) 17,196,020 Shares issued and outstanding, (ii) 824,997 Shares issuable upon the exercise of outstanding options, (iii) 78,399 Shares issuable upon the exercise of outstanding restricted stock units and (iv) 97,680 Shares issuable upon the exercise of outstanding performance share units (assuming achievement of the applicable performance metrics at the target level by the holder of each performance share unit)), multiplied by (b) the offer price of $46.00 per Share. The foregoing share figures have been provided by the issuer to the offerors and are as of September 19, 2014, the most recent practicable date prior to commencement of the offer. The transaction value calculation does not take into account the effect of (i) any cash received or deemed received by the issuer in connection with the exercise of any outstanding equity awards or (ii) the actual results of the applicable performance metrics, which will limit the number of shares issuable upon settlement of performance share units.
**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $128.80 per $1,000,000 of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$107,814.15	Filing Party:	General Mills, Inc., Sandy Acquisition Corporation.
Form or Registration No.:	Schedule TO	Date Filed:	September 22, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (this “Schedule TO”) originally filed on September 22, 2014 relating to the offer (the “Offer”) by Sandy Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of General Mills, Inc., a Delaware corporation (“General Mills”), to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Annie’s, Inc., a Delaware corporation (“Annie’s”), at a price of $46.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 22, 2014 (the “Offer to Purchase”), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO.

Item 2.	Subject Company Information.

Section 8—“Certain Information Concerning Annie’s—Prospective Financial Information” (pages 14-15) of the Offer to Purchase is hereby amended by (1) removing the word “adjusted” each place it appears in such section (i.e., in the references to Adjusted Net Sales, Adjusted Gross Profit, Adjusted EBITDA and Adjusted Diluted Earnings Per Share in the first and second to last paragraphs of such section) and (2) amending and restating the last paragraph of such section in its entirety as follows:

The projection of EBITDA included in the prospective financial information set forth herein is a non-GAAP financial measure. We understand that Annie’s provided this information to General Mills because Annie’s believed it could be useful in evaluating, on a prospective basis, Annie’s potential operating performance and cash flow. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Annie’s may not be comparable to similarly titled amounts used by other companies. The following table provides a reconciliation of the non-GAAP EBITDA included in the prospective financial information set forth herein to the most comparable financial measure calculated in accordance with GAAP:

(amounts in millions of dollars)	2015	2016	2017	2018	2019
Net Income	17.7	25.1	35.1	45.8	57.8
Income Tax Provision	11.8	16.4	22.5	28.7	36.2
Interest Expense (Income)	0.3	—	(0.2)	(0.3)	(0.5)
Other Income, Net	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Income from Operations	29.7	41.4	57.3	74.1	93.4
Depreciation and Amortization	2.7	3.8	4.2	4.5	4.3
EBITDA	32.4	45.2	61.5	78.6	97.7

Item 4.	Terms of the Transaction.

Section 1—“Terms of the Offer” (page 5) of the Offer to Purchase is hereby amended by deleting the words “or after” in clause (b) of the first sentence of the last paragraph of such section, so that such paragraph reads as follows:

If (a) Purchaser, upon the advice of outside legal counsel following consultation with Annie’s, reasonably determines in good faith that as a result of developments occurring after the date of the Merger Agreement it is more probable than not that a meeting of Annie’s stockholders to consider adoption of the Merger Agreement and approval of the Merger would be reasonably likely to be held at least five days prior to the satisfaction of the Offer Conditions and that the transactions contemplated by the Merger Agreement would be consummated in a more timely manner than if the Offer were to be consummated following satisfaction of the Offer Conditions and (b) at any expiration date of the Offer occurring on or after the date that is thirty (30) business days after the commencement of the Offer any Offer Condition has not been satisfied or, to the extent permitted by the Merger Agreement and applicable law, waived (other than Offer Conditions that by their nature are to be satisfied on the such expiration date of the Offer), then Purchaser may, at its sole option, upon one business day’s prior notice to Annie’s, irrevocably and unconditionally terminate the Offer, in which case Purchaser is required to thereafter pursue the Merger pursuant to a meeting and vote of Annie’s stockholders (a “Conversion Event”). The Annie’s Board has unanimously directed that the adoption of the Merger Agreement be submitted to a vote at a meeting of stockholders of Annie’s upon such an election and has unanimously adopted resolutions recommending the stockholders of Annie’s adopt the Merger Agreement and approve the Merger at any such meeting. See Section 11—“Purpose of the Offer and Plans for Annie’s; Merger Agreement and Other Agreements—The Merger.”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Section 11—“Purpose of the Offer and Plans for Annie’s; Merger Agreement and Other Agreements—The Merger Agreement—Conversion Event; Stockholder Vote Alternative” (page 22) of the Offer to Purchase is hereby amended by replacing each reference to the phrase “proxy statement” in the second paragraph thereof with the phrase “preliminary proxy statement.”

Item 11.	Additional Information.

Section 15—“Certain Legal Matters—Litigation” (page 39) of the Offer to Purchase is hereby amended and restated in its entirety as follows:

Litigation. On September 11, 2014, Gregory Stone filed a class action lawsuit in the Superior Court of the State of California, County of Alameda, purportedly on behalf of the stockholders of Annie’s against Annie’s, its directors, General Mills and Purchaser alleging, among other things, that Annie’s directors breached their fiduciary duties by allegedly agreeing to sell Annie’s at an unfair and inadequate price and by allegedly failing to take steps to maximize the sale price of Annie’s and that Annie’s, General Mills and Purchaser colluded in or aided and abetted such breaches. The complaint seeks to enjoin the Merger, other equitable relief and money damages. A similar complaint was filed on September 12, 2014 by Ashley Pratte and Donna Weiss, also in the Superior Court of the State of California, County of Alameda. On September 25, 2014, Maxine Phillips filed a class action in the Court of Chancery of the State of Delaware, purportedly on behalf of the stockholders of Annie’s against Annie’s, its directors, General Mills and Purchaser alleging, among other things, that Annie’s directors breached their fiduciary duties by allegedly agreeing to sell Annie’s at an unfair and inadequate price by failing to take steps to maximize the sale price of Annie’s and by failing to disclose material information necessary for stockholders to make an informed decision as to whether to tender their shares and that Annie’s, General Mills and Purchaser colluded in or aided and abetted such breaches. Like the California complaints, the Delaware action seeks to enjoin the Merger, other equitable relief and monetary damages. If the plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the transactions contemplated by the terms of the Merger Agreement, such an injunction may prevent the completion of the transactions in the expected timeframe (or altogether). We believe that these suits lack merit and intend to vigorously defend against these claims. It is possible that additional similar complaints may be filed in the future.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2014	GENERAL MILLS, INC.

	By:	/s/ Louis B. Lambert
	Name:	Louis B. Lambert
	Title:	Associate General Counsel

SANDY ACQUISITION CORPORATION

	By:	/s/ Louis B. Lambert
	Name:	Louis B. Lambert
	Title:	Authorized Person